Jeffrey A. Baumel Partner	jeffrey.baumel@dentons.com D +1 212 768 5374 Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 USA T +1 212 768 6700 F +1 212 768 6800

July 3, 2014

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Innocoll GmbH
Midlands Innovation and Research Centre

Dublin Road, Athlone

County Westmeath

Ireland

Telephone: +353 (0) 90 6486834

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND HAND DELIVERY	Confidential Treatment Requested by INNOCOLL GmbH

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Innocoll GmbH Registration Statement on Form F-1 Filed June 19, 2014 CIK No. 0001603469

Dear Mr. Riedler:

Rule 83 Confidential Treatment Request by Innocoll GmbH
Request #1

Mr. Jeffrey P. Riedler	Page 2	July 3, 2014

This letter is being supplementally furnished on behalf of Innocoll GmbH (the “Company”), with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which the Company publicly filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 19, 2014. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated, the lead underwriters in the offering, the Company currently estimates a price range of [***] to [***] per American Depositary Share (“ADS”) for the initial public offering of the Company’s ADSs. Each ADS will represent [***] ordinary shares after the Company's reorganization into a German stock corporation (Aktiengesellschaft or AG), which the Company expects to reflect in the preliminary prospectus prior to the commencement of its roadshow reflecting a price per ordinary share of [***] to [***], or [***] to [***], converted at an exchange rate of $1.3656 per euro, the official exchange rate quoted as of July 2, 2014 by the European Central Bank. The Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the ADSs to the ordinary shares referred to above.

This estimated price range was determined based, in large part, upon discussions among the Company’s advisory board, senior management of the Company and representatives of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated.

The section captioned “Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Valuation of financial instruments” beginning on page 69 of the Registration Statement, as well as our response to comment 5 in our letter to the Staff, dated June 19, 2014, includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when stock options were granted by the Company’s supervisory board, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

Innocoll GmbH respectfully requests that the bracketed information above be treated as confidential information and that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed information in this Request #1.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of the bracketed contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The undersigned respectfully requests that the Staff return this letter to him at the address included on the letterhead above pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

[***]CONFIDENTIAL TREATMENT REQUESTED BY INNOCOLL GmbH

Mr. Jeffrey P. Riedler	Page 3	July 3, 2014

Should you have any questions or comments, please feel free to call me at (212) 768-5374.

Sincerely, /s/ Jeffrey A. Baumel Jeffrey A. Baumel

cc:

Michael Myers, Ph.D., Innocoll GmbH

Kristina E. Beirne, Esq., Dentons US LLP

Anthony D. Foti, Esq., Dentons US LLP

Michael D. Maline, Esq., Goodwin Procter LLP

Thomas S. Levato, Esq., Goodwin Procter LLP

Scot Foley, U.S. Securities and Exchange Commission

Frank Wyman, U.S. Securities and Exchange Commission

Lisa Vanjoske, U.S. Securities and Exchange Commission

[***]CONFIDENTIAL TREATMENT REQUESTED BY INNOCOLL GmbH